UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_________________________

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2025

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from to

Commission File Number: 001-09305

_________________________

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

STIFEL FINANCIAL PROFIT SHARING 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

STIFEL FINANCIAL CORP.

One Financial Plaza

501 N. Broadway
St. Louis, Missouri 63102-2188

Stifel Financial Profit Sharing 401(k) Plan

Financial Statements and Supplemental Schedules

Years ended December 31, 2025 and 2024

Report of Independent Registered Public Accounting Firm

Investment Committee, Administrative Committee,

Plan Administrator and Plan Participants

Stifel Financial Profit Sharing 401(k) Plan

St. Louis, Missouri

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Stifel Financial Profit Sharing 401(k) Plan (the Plan) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2025 and Schedule of Nonexempt Transactions and Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2025 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year), Schedule of Nonexempt Transactions, and Schedule of Delinquent Participant Contributions are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

We have served as the Plan’s auditor since 2005.

/s/ Forvis Mazars, LLP

St. Louis, Missouri

June 12, 2026

Stifel Financial Profit Sharing 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2025 and 2024

	December 31,
(in 000s)	2025	2024
Cash	$54	$53
Investments, at fair value	2,406,607	2,077,057
Investments, at contract value	217,037	214,159
Receivables:
Notes receivable from participants	14,368	14,423
Employer contributions	13,802	14,268
Total receivables	28,170	28,691
Net assets available for benefits	$2,651,868	$2,319,960

The accompanying notes are an integral part of these financial statements.

Stifel Financial Profit Sharing 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2025

(in 000s)
Additions
Interest and dividends	$77,613
Net appreciation in fair value of investments	281,917
Net investment income	359,530

Interest income from notes receivable from participants	1,175
Contributions:
Participants	141,705
Rollovers	12,885
Employer	13,829
Total contributions	168,419
Total additions	529,124
Deductions
Benefits paid to participants	196,705
Administrative expenses	511
Total deductions	197,216
Net increase	331,908
Net assets available for benefits at beginning of year	2,319,960
Net assets available for benefits at end of year	$2,651,868

The accompanying notes are an integral part of these financial statements.

Stifel Financial Profit Sharing 401(k) Plan

Notes to Financial Statements

December 31, 2025 and 2024

NOTE 1 – Description of the Plan

The following description of the Stifel Financial Profit Sharing 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan sponsored by Stifel Financial Corp. (the “Company”) for the benefit of its employees who meet the eligibility provisions of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company’s Board of Directors has designated an Administrative Committee who has all discretionary authority for the operation and administration of the Plan and an Investment Committee to manage and monitor Plan investments. Empower Retirement, LLC (the “Trustee”) serves as the record keeper to maintain the individual accounts of each Plan participant.

Contributions

Each year, participants may contribute up to 100% of their eligible compensation as defined by the Plan document, up to an annual maximum of $23,500 for 2025. The Plan includes an automatic deferral feature. Accordingly, the Company will automatically withhold a portion of an eligible participant’s compensation. The amount to be automatically withheld will be equal to 6% of an eligible participant’s compensation, and that amount will increase by 1% each plan year until the amount withheld reaches 10% of an eligible participant’s annual compensation. Participants may also make after-tax contributions up to 100% of their eligible compensation as defined by the Plan document, up to an annual maximum of $70,000 for 2025. This limit includes all contributions made to participants’ accounts, including pre-tax, Roth, company match, and after-tax contributions.

In addition, participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions through payroll deductions up to an annual maximum of $7,500 in 2025, or $11,250 for participants between the ages of 60 and 63 during the Plan year. Participant contributions are contributed to the Plan as an elective deferral. There are three types of elective deferrals: pre-tax deferrals, Roth deferrals, and after-tax deferrals. For the year ended December 31, 2025, the Company made matching contributions equal to 100% of the first 6% contributed by each participant, for a maximum of $3,000 for semi-monthly associates with eligible earnings under $250,000, or $1,000 for commission-paid associates and semi-monthly associates with eligible earnings greater than $250,000. The Company’s contribution to the participant’s individual account is credited at the end of the year. This is reflected in the employer contribution receivable in the statements of net assets available for benefits. The Company has the right, under the Plan, to discontinue or modify its matching contributions at any time.

In addition, each year the Company may make a discretionary contribution based on profitability. Discretionary contributions are allocated to the participants employed on the last day of the Plan year on the basis of participants' compensation. There were no discretionary contributions in 2025.

Participant and Employer Contribution Receivables

The participant and employer contribution receivables are related to contributions from compensation paid prior to year-end, but where contributions have not yet been deposited in the Plan.

Stifel Financial Profit Sharing 401(k) Plan

Notes to Financial Statements

December 31, 2025 and 2024

Participant Investment Account Options

Participants direct the investment of their contributions and the Company’s matching contributions into various investment account options offered by the Plan. The Plan currently offers investments in common stock of the Company, various pooled separate accounts, mutual funds, a guaranteed account, and self-directed brokerage accounts. There were no non-marketable securities held in self-directed brokerage accounts at December 31, 2025. There were certain non-marketable securities held in self-directed brokerage accounts at December 31, 2024.

The Plan includes an auto-enrollment provision whereby participants are invested in the Qualified Default Investment Alternative (“QDIA”) if they have not made their own investment allocation election. During the year ended December 31, 2024, the plan administrator determined that there was a delay in evaluating and making a change in the QDIA. During the year ended December 31, 2025, the Company made restorative payments totaling approximately $4.8 million to the Plan for lost earnings, which is included in net appreciation in fair value of investments in the accompanying statement of changes in net assets available for benefits.

Participant Accounts

Each participant's account is credited with the participant's and the Company's contributions and allocations of plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. All amounts in participant accounts are participant directed.

Vesting

All elective contributions made by participants and earnings on those contributions are 100% vested. Vesting in the Company's contributions plus earnings thereon is based on years of service. A participant is fully vested after three years of service. Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with the Company. Under provisions of the Plan, forfeited balances of terminated participants’ nonvested accounts may be used at the Company’s discretion to reduce its matching contribution obligations and then, to the extent any forfeitures remain, reallocated to participants’ accounts. During the year ended December 31, 2025, the Company used $1.2 million of forfeited balances to reduce its matching contribution obligations. The amounts of unallocated forfeitures as of December 31, 2025 and 2024 were $1.5 million and $1.1 million, respectively.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000, or 50% of their vested account balance, whichever is less. Generally, loan terms may not exceed five years unless the loan is used to purchase a participant’s principal residence, in which case repayment terms may not exceed ten years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing lending rates determined by the Investment Committee. Principal and interest is paid ratably through payroll deductions.

Participant loans are classified as notes receivable from participants in the statements of net assets available for benefits and are measured at their unpaid principal balance plus any accrued but unpaid interest.

Payment of Benefits

The plan allows for lump-sum and partial distributions of the vested value of a participant's account, net of any outstanding loan balance, at death, retirement, or upon termination of employment. Upon death, a participant's account is paid to the designated beneficiary.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right, under provisions of the Plan, to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Stifel Financial Profit Sharing 401(k) Plan

Notes to Financial Statements

December 31, 2025 and 2024

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States may require management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

The Plan’s investments are generally stated at their fair values with the exception of the Guaranteed Income Fund (a separately-managed account fund investment), which is stated at its contract value. Mutual funds, common stock of the Company, and self-directed brokerage accounts are stated at fair value based upon quoted market prices. Pooled separate accounts are valued at estimated net asset value as provided by the Trustee.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Income Tax Status

The Plan operates under a standardized adoption agreement in connection with a prototype 401(k) profit-sharing plan and trust sponsored by Empower Annuity Insurance Company, a subsidiary of the Trustee, (fka Prudential Retirement Insurance and Annuity Company). This prototype plan document has been filed with the appropriate agency and has obtained an opinion letter from the Internal Revenue Service stating that the prototype constitutes a qualified plan under Section 401 of the Internal Revenue Code and that the related trust was tax exempt as of the financial statement date.

The Plan has not obtained or requested a determination letter from the Internal Revenue Service. However, the plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Risks and Uncertainties

The Plan provides for various investment options in common stock, pooled separate accounts, and registered investment companies (mutual funds). The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Stifel Financial Profit Sharing 401(k) Plan

Notes to Financial Statements

December 31, 2025 and 2024

NOTE 3 – Fair Value Measurements

Fair Value Hierarchy

The fair value of a financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. “the exit price”) in an orderly transaction between market participants at the measurement date. We have categorized our financial instruments measured at fair value into a three-level classification in accordance with Topic 820, “Fair Value Measurement,” which established a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs reflect our assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the transparency of inputs as follows:

Level 1 – Observable inputs based on quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted market prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Valuation Techniques

The following is a description of the valuation techniques used to measure fair value on a recurring basis.

The Plan’s valuation methodology used to measure the fair values of the mutual funds, the Company’s common stock, and certain self-directed brokerage accounts were derived from quoted market prices. These investments are reported as Level 1.

Certain self-directed brokerage accounts included equity securities with unobservable inputs at December 31, 2024. These investments were reported as Level 3.

Pooled Separate Accounts

Fair value represents the net asset value (“NAV”) of the fund units, which is calculated based on the valuation of the funds’ underlying investments at fair value at the end of the year. The investments are public investment vehicles, which are valued using the NAV provided by the Trustee, acting as the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, excluding transaction costs, minus its liabilities, and then divided by the number of units outstanding.

Stifel Financial Profit Sharing 401(k) Plan

Notes to Financial Statements

December 31, 2025 and 2024

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2025 and 2024:

	December 31, 2025
(in 000s)	Total	Level 1	Level 2	Level 3
Mutual funds	$1,013,365	$1,013,365	$—	$—
Stifel Financial Corp. common stock	219,784	219,784	—	—
Self-directed brokerage accounts	20,621	20,621	—	—
	1,253,770	$1,253,770	$—	$—
Pooled separate accounts measured at NAV	1,152,837
	$2,406,607

	December 31, 2024
(in 000s)	Total	Level 1	Level 2	Level 3
Mutual funds	$843,426	$843,426	$—	$—
Stifel Financial Corp. common stock	188,099	188,099	—	—
Self-directed brokerage accounts	28,573	28,537	—	36
	1,060,098	$1,060,062	$—	$36
Pooled separate accounts measured at NAV	1,016,959
	$2,077,057

NOTE 4 – Contracts with Insurance Companies

Guaranteed Income Fund

The Plan invested in the Guaranteed Income Fund (“GIF”) offered by the Trustee. Guarantees are based on the claims paying ability of the Trustee and not the value of the securities within the insurer’s general account. The credit rating of the issuer at December 31, 2025 was Aa3 as reported by Moody’s Investors Service. Deposits made to the GIF are deposited in the Trustee’s general account. Payment obligations under the GIF represent an insurance claim supported by all the general assets. The GIF does not operate like a mutual fund, variable annuity product, or conventional fixed rate individual annuity product. Expenses related to the GIF are calculated by the Trustee and incorporated in the GIF crediting rate. Past interest rates are not indicative of future interest rates.

GIF Operation

Under the group annuity contract that supports this product, participants may ordinarily direct permitted withdrawals or transfers of all or a portion of their account balance at Contract Value within reasonable time frames. Contract Value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. The contract is effected directly between the Plan and the issuer. The repayment of principal and interest credited to participants is a financial obligation of the issuer. There are no reserves against Contract Value for credit risk of the contract issuer or otherwise. Given these provisions, the Plan considers this contact to be benefit responsive.

Stifel Financial Profit Sharing 401(k) Plan

Notes to Financial Statements

December 31, 2025 and 2024

Contract Value

The concept of a value other than Contract Value does not apply to this insurance company issued account backed evergreen (no maturity date) group annuity spread product even upon discontinuance of the contract in which case Contract Value would be paid no later than 90 days from the date the sponsor provides notice to discontinue. The contract’s operation is different than many other evergreen group annuity products in the market by virtue of the fact that a market value (fair value) adjustment does not apply upon a discontinuance. This annuity contract, and therefore the liability of the insurer, is not backed by specific securities of its general account, and therefore the market value of the securities in the insurer’s general account does not represent the fair value. The Plan owns a promise to receive interest at crediting rates which are announced in advance and guaranteed for a specific period of time as outlined in the group annuity contract. This product is not a traditional Guaranteed Investment Contract, and therefore there are no known cash flows that could be discounted. As a result, the value amount shown materially approximates the Contract Value. As of December 31, 2025 and 2024, the Plan held $217.0 million and $214.2 million, respectively.

Interest Crediting Rates

Interest is credited on contract balances using a single portfolio rate approach. Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions. The average interest earned by the Plan was 2.10% for the year ended December 31, 2025. No adjustment is required to mediate between the average earnings credited to the Plan and the average earnings credited to the participants. The same crediting interest rate is applied to the entire contract value and is reviewed on a semi-annual basis for resetting. The factors considered in establishing the crediting interest rate include current economic and market conditions, the general interest rate environment and both actual and expected experience of a reference portfolio within the general account. The guaranteed minimum interest rate was 2.10% as of December 31, 2025.

Events

Only an event causing liquidity constraints at the Trustee could limit the ability of the Plan to transact at Contract Value paid within 90 days or in rare circumstances, Contract Value over time. There are no events that allow the issuer to terminate the contract and which require the Plan sponsor to settle at an amount different than Contact Value paid either within 90 days or over time.

NOTE 5 – Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, and a person who owns 50% or more of such an employer or relatives of such persons.

Active participants can purchase the common stock of the Company from their existing account balances. At December 31, 2025 and 2024, participants held 2,632,773 and 2,659,776 shares, respectively.

The Plan invests in certain funds of the Trustee. The Plan paid $0.5 million of administrative and record keeping fees to the Trustee during the year ended December 31, 2025. The Company provides certain administrative services at no cost to the Plan and pays certain accounting and auditing fees related to the Plan.

Participant loans are considered party-in-interest transactions. Notes receivable from participants were $14.4 million at December 31, 2025 and 2024, respectively.

Stifel Financial Profit Sharing 401(k) Plan

Notes to Financial Statements

December 31, 2025 and 2024

Nonexempt Party-In-Interest Transactions

During the year ended December 31, 2024, the plan administrator determined that payments totaling approximately $1.0 million to Empower Annuity Insurance Company, a subsidiary of the Trustee, for record keeping services were improperly made from Plan assets during the years ended December 31, 2022, 2021, and 2020. These are considered a non-exempt (prohibited) transaction under ERISA.

During the year ended December 31, 2025, the amounts were returned to the Plan (including earnings thereon), excise taxes were paid, and the matter was corrected under the Voluntary Fiduciary Correction Program established by U.S. Department of Labor. The Company received a no-action letter in August 2025.

NOTE 6 – Delinquent Participant Contributions

For the year ended December 31, 2025, the Company did not remit certain participant contributions and loan repayments to the Plan on a timely basis as defined by the Department of Labor’s Rules and Regulations for Reporting and Delinquent Participant Contributions Disclosure under ERISA. Untimely remittances identified on the Schedule of Delinquent Participant Contributions totaled $11,181 in 2025. Certain remittances for the years ended December 31, 2024 and 2023 were fully corrected in 2025. See accompanying supplemental Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions for further information.

NOTE 7 – Subsequent Events

We evaluate subsequent events that have occurred after the net assets available for benefits date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of net assets available for plan benefits, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of net assets available for plan benefits but arose after that date. Based on the evaluation, we did not identify any recognized subsequent events that would have required adjustment to the Plan's financial statements; however, we identified the following non-recognized subsequent events:

Stock Split

On January 26, 2026, the Company’s Board of Directors declared a 50% stock dividend, in the form of a three-for-two stock split, of its common stock payable on February 26, 2026, to shareholders of record as of February 12, 2026. Trading began on a split-adjusted basis on February 27, 2026. All share information presented herein has been retroactively adjusted to reflect the stock split.

Change of Trustee and Record Keeper

On March 30, 2026, the Company transitioned the Plan from Empower Retirement, LLC to Fidelity Management Trust Company (“Fidelity”), as trustee of the Plan, at which time, assets of $2.5 billion were transferred to Fidelity. On the date of transition, Fidelity Workplace Services LLC, an affiliate of Fidelity, began maintaining the Plan’s records.

The Plan became subject to a blackout period from March 20, 2026, through April 9, 2026, during the transition of the Plan from Empower Retirement, LLC to Fidelity. During the blackout period, Plan participants were unable to: purchase, sell, or otherwise acquire or transfer funds into or out of any of the investment alternatives in the Plan, including Company common stock; change allocations for future contributions, make payroll percentage elections, or designate beneficiaries in the Plan; receive distributions or withdrawals from, or terminate their participation in, the Plan; receive loans from the Plan; or make rollover contributions into the Plan.

Supplemental Schedules

Stifel Financial Profit Sharing 401(k) Plan

EIN: 43-1273600 PN 001

Schedule G, Part III – Nonexempt Transactions

Year Ended December 31, 2025

(a) Identity of party involved		(b) Relationship to plan, employer, or other party-in-interest
Empower Annuity Insurance Company		Record keeper

(c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value

During the 2022, 2021, and 2020 plan years, expenses totaling $963,390 were improperly paid for record keeping services - Voluntary Fiduciary Correction Program (VFCP) submission was filed and approved in 2025.

(i) Current value of asset		(j) Net gain or (loss) on each transaction
$453,349	(1)	$145,830
$350,834	(2)	$136,625
$159,207	(3)	$75,652

(1) Plan year ended December 31, 2022.

(2) Plan year ended December 31, 2021.

(3) Plan year ended December 31, 2020.

Stifel Financial Profit Sharing 401(k) Plan

EIN: 43-1273600 PN 001

Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions

Year Ended December 31, 2025

Participant contributions transferred late to the plan		Total that constitute nonexempt prohibitive transactions - $47,275			Total fully corrected under VFCP and prohibited transaction exemption 2002-51
Check here if late participant loan repayments are included ☑		Contributions not yet corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP
$11,181	(1)	$—	$—	$3,846	$7,335
$13,140	(2)	$—	$—	$—	$13,140
$22,954	(3)	$—	$—	$—	$22,954

(1) Plan year ended December 31, 2025.

(2) Plan year ended December 31, 2024.

(3) Plan year ended December 31, 2023.

Stifel Financial Profit Sharing 401(k) Plan

EIN: 43-1273600 PN 001

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2025

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value (in 000s)
	Pooled separate accounts:
*	American Century Fund / Large Cap Growth	2,783,503 units	$183,758
*	Artisan Partners Fund / International Growth	684,357 units	32,651
*	Artisan Partners Fund / Mid Cap Growth	898,448 units	80,467
	Capital Group EuroPacific Growth Fund / International Growth	13,663,969 units	195,447
*	LSV Asset Management Fund / International Value	1,125,634 units	36,978
*	PGIM Fund / Core Plus Bond	2,189,181 units	63,608
*	PIMCO Fund / International Bond Plus	1,796,092 units	26,346
*	Day One IncomeFlex Target Balanced Fund	2,352,149 units	74,304
*	Silvercrest Asset Management Fund / Small Cap Value	998,454 units	88,169
*	TimesSquare Fund / Small Cap Growth	734,869 units	124,733
*	Wellington / Large Cap Value	3,221,421 units	189,247
*	Wellington / Mid Cap Value	629,088 units	57,129

*	Empower Guaranteed Income Fund	3,535,923 units	217,037

*	Stifel Financial Corp. common stock	2,632,773 shares	219,784

	Mutual funds:
	American Funds The Bond Fund of America - R6	4,257,989 shares	48,754
	American Funds The Growth Fund of America - R6	2,085,102 shares	167,997
	American Funds Investment Company of America - R6	2,458,348 shares	153,966
	Fidelity Contrafund - K6	5,511,073 shares	192,833
	Invesco Developing Markets Fund - R6	829,743 shares	28,186
	PGIM Real Assets Fund - R6	3,526,796 shares	33,575
	Vanguard Institutional Index Fund	566,310 shares	312,643
	Vanguard Mid-Cap Index Fund Institutional Shares	227,923 shares	18,093
	Vanguard Small-Cap Index Fund Institutional Shares	163,403 shares	20,193
	Vanguard Total Bond Market Index Fund	2,381,302 shares	23,265
	Vanguard Total Intl Stock Index Institutional	85,506 shares	13,860
	Self-directed brokerage accounts	Various	20,621
			2,623,644
*	Participant loans	Interest at 4.25-9.50%, maturing through 2035	14,368
			$2,638,012

*	Represents a party-in-interest to the Plan

Column (d), cost, has been omitted, as all investments are participant directed.

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Accounting Firm.

101

Interactive Data Files Pursuant to Rule 405 of Regulation S‐T, formatted in Inline XBRL: (i) Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024, (ii) Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2025, (iii) Notes to Financial Statements, (iv) Schedule G, Part III – Nonexempt Transactions, (v) Schedule H, Line 4(a) – Schedule of Delinquent Participant Contribution for the year ended December 31, 2025, and (vi) Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) December 31, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Stifel Financial Profit Sharing 401(k) Plan Administrative Committee has duly caused this annual report to be signed on their behalf by the undersigned, hereunto duly authorized.

STIFEL FINANCIAL PROFIT SHARING 401(k) PLAN

By:	/s/ Kristen Johnson
Kristen Johnson Chair/Administrative Committee

Date: June 12, 2026